Mail Stop 4561

December 8, 2006

Mr. Jaime Rivera
Chief Executive Officer
Latin American Export Bank
Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama

      Re: Latin American Export Bank
               Form 20-F for the Fiscal Year Ended December 31, 2005
               File No. 001-11414

Dear Mr. Rivera:

We have reviewed your letter filed on November 22, 2006 and have the following comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

1. In response to comment two of our letter dated September 19, 2006 as well as in what appears to be proposed disclosure for future filings in Annex 1 of your response dated November 22, 2006 you indicate that the change in estimating the generic allowance for loan losses represents a substantial change in methodology that qualifies as a change in accounting principle from one acceptable method to another under paragraph 7-8 of APB 20. In light of your response, it does not appear as though this change represents a change in accounting principle as defined in paragraphs 7-9 of APB 20 but rather a change in accounting estimate as described in paragraph 10 of APB 20. Please tell us whether you continue to believe that this change represents a change in principle as opposed to a change in accounting estimate. If you believe it represents a change in principle, please more clearly explain how you made that determination, and provide us with a preferability letter from your independent public accountant stating whether or not the change is to an alternative principle which in his judgment is preferable under the circumstances. Alternatively, if you believe that this change represents a change in accounting estimate, provide us with your revised disclosure clarifying that fact, and confirm that you will include such disclosure in your December 31, 2006 Form 20-F.

2. As a related matter, please revise your proposed disclosure for future filings to incorporate the following as it relates to your allowance methodology:

- a detailed description of your methodology for both on and off-balance sheet exposures;
- the formula used to calculate the allowance as presented in response to bullet point two in comment two of our letter dated September 19, 2006;
- a detailed explanation of why the change in estimate resulted in a positive impact on the 2005 net income as it relates to the allowance for loan losses and a negative impact as it relates to the reserve for losses on off-balance sheet credit risk;
- the fact that you began compiling historical data in 2004, completed the effort in 2005 and the effect on your determination of the allowance;
- a table depicting the reversals (provisions) of allowance for loan losses along with detailed descriptions of the adjustments as presented in response to bullet point four in comment three of our letter dated September 19, 2006; and
- a discussion of how your methodology accurately captures the estimated losses incurred prior to year-end but charged off in subsequent periods. If true, specifically confirm in your disclosure that "the new methodology utilizes one-year probabilities of default" in order to estimate the amount of loss that "has been incurred at the date of the financial statements" pursuant to paragraph 8 of SFAS 5.

3. We note your response to comment three of our letter dated September 19, 2006 along with what appears to be proposed disclosure for future filings in Annex 1 of your response dated November 22, 2006. Please enhance this disclosure to include the following:
    - quantification of restructurings and sales of loans from your Argentine portfolio;
    - a more robust discussion of the timing of these restructurings and sales of loans from the Argentine portfolio;
    - a detailed discussion of the factors that led to the improved scenario in Argentina resulting in higher commodity prices and the restructuring of its sovereign debt;
    - other factors to support the reported loan loss provision reversals in 2003, 2004 and 2005; and
    - the amount of loans remaining in your Argentine portfolio and related allowance associated with these loans.

    Your disclosure should provide the reader with the details necessary to understand not only the underlying reasons for the provision reversals but also reasons for the timing of the reversals. Please provide us with these revised disclosures and confirm that you will include such disclosures in your December 31, 2006 Form 20-F.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief